Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HUDSON RESPIRATORY CARE INC.

Charles A. French and Patrick Yount certify that:

1.          They are the duly elected and acting president and secretary, respectively, of Hudson Respiratory Care Inc., a California corporation.

2.          The Amended and Restated Articles of Incorporation of the Corporation shall be amended by amending the first paragraph of Article III to read as follows:

“The Corporation is authorized to issue two classes of shares of stock to be designated respectively, “Common Stock” and “Preferred Stock;” the total number of such shares shall be forty million (40,000,000); the total number of Common Stock shall be thirty-seven million (37,000,000) and the total number of Preferred Stock shall be three million (3,000,000).”

3.          The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly approved by the board of directors of the Corporation.

4.          The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 903 of the California Corporations Code. The total number of outstanding shares of the corporation is 10,654,293 shares of Common Stock, and 529,028 shares of Preferred Stock consisting of 526,028 shares of Senior PIK Preferred Stock and 3,000 shares of Junior Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock and more than 50% of the outstanding shares of Preferred Stock, voting separately as a class.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: May 16, 2003	/s/ CHARLES A. FRENCH

Charles A. French, President /s/ PATRICK YOUNT

Patrick Yount, Secretary